NOTICE OF 2008 ANNUAL GENERAL MEETING

INFORMATION CIRCULAR

Schedule “A” – Proposed Text of Resolutions	A-1
Schedule “B” – Corporate Governance Disclosure	B-1

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RESPONSE BIOMEDICAL CORPORATION

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of RESPONSE BIOMEDICAL CORPORATION (the “Company”) will be held at the 1300-1500 Event Rooms of the Simon Fraser University, Vancouver Segal School of Business, 500 Granville Street, Vancouver, British Columbia at 2:00 p.m. (Vancouver time) on June 3, 2008 for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company for the financial year ended December 31, 2007, together with the auditors report thereon;

2.	to fix the number of Directors at six and to elect Directors to hold office until the next annual general meeting;

3.	to re-appoint Ernst & Young LLP as the auditors of the Company to hold office until the next annual general meeting at a remuneration to be fixed by the Board of Directors;

4.

to consider and, if thought fit, to approve an ordinary resolution approving the adoption of the Company’s 2008 Stock Option Plan as described in the accompanying Information Circular. The complete text of the proposed resolution is set out in Schedule “A” to the accompanying Information Circular; and

5.	to transact such further and other business as may be properly brought before the Meeting.

Accompanying this Notice of Meeting are: (i) an Information Circular; (ii) a form of Proxy for use at the Meeting; and, (iii) a reply card for use by shareholders who wish to receive the Company’s interim and annual financial statements and management’s discussion and analysis thereon.

If you are a registered shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., Attention: Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

Many shareholders of the Company are non-registered shareholders. These shareholders fall into two categories: (a) non-objecting beneficial owners (or “NOBOs”) who do not object to their name and address being given to the Company; and, (b) objecting beneficial owners (or “OBOs”) who do object to their name and address being given to the Company.

If you are a NOBO, the Company’s agent (Computershare Investor Services Inc.) has sent the enclosed materials directly to you and has obtained your name, address and information about your holdings of securities in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials directly to you, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and, (ii) executing your proper voting instructions. Please return your voting instructions as specified in the enclosed voting instruction form provided by Computershare Investor Services Inc.

If you are an OBO and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.

If you are a non-registered shareholder and do not complete and return the materials in accordance with the foregoing instructions, you may lose the right to vote at the Meeting.

If you have any questions about the procedures to be followed to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

This Notice of Meeting, the Information Circular, the form of Proxy and the reply card are first being sent to shareholders of the Company on or about May 5th, 2008.

DATED at Vancouver, British Columbia, this 5th day of May, 2008.

BY ORDER OF THE BOARD

(signed) S. WAYNE KAY
Chief Executive Officer and Director

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INFORMATION CIRCULAR

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of RESPONSE BIOMEDICAL CORPORATION (the “Company”) to be used at the annual general meeting (the “Meeting”) of shareholders of the Company to be held at the 1300-1500 Event Rooms of the Simon Fraser University, Vancouver Segal School of Business, 500 Granville Street, Vancouver, British Columbia at 2:00 p.m. (Vancouver time) on June 3, 2008, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting (“Notice of Meeting”). While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by Directors, Officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the enclosed Proxy are Directors or Officers of the Company. A registered shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of Proxy, and may do so either by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by subsequently completing another suitable form of Proxy.

A Proxy will not be valid unless the completed and signed Proxy is delivered to the offices of Computershare Investor Services Inc., Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, Fax:1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the scheduled commencement of the Meeting or any adjournment or postponement thereof. An undated but executed Proxy will be deemed to be dated the date of mailing of the Proxy.

A registered shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by the registered shareholder or by such shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and, (b) delivered to the office of Computershare Investor Services Inc., Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, Fax: 1-866-249-7775, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law. Attendance at the Meeting and participation in a poll by a registered shareholder will automatically revoke the Proxy.

Voting of Proxies

Common shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Shares represented by such proxies will be voted accordingly. If no choice is specified, the persons designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting. If for any reason the instructions of a shareholder in a proxy are uncertain as they relate to the election of Directors, the proxyholder will not vote the common shares represented by that proxy for any Director.

Exercise of Discretion

The shares represented by any Proxy in favour of the management nominees will, if the instructions contained in the Proxy are certain, be voted or withheld from voting on any poll in accordance with the instructions of the registered shareholder in the Proxy and, if the registered shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such direction or where the instructions are uncertain, it is intended that such shares will be voted for the approval of the items set out in the Proxy. Further, it is intended that such shares will be voted in favour of each of the nominees for election as Directors set out therein. The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of mailing or other publication of this Information Circular, the management of the Company knew of no such amendments, variations, or other matters to come before this Meeting. If any amendment or variation or other matter comes before the Meeting the persons named in the Proxy will vote in accordance with their judgement on such amendment, variation or matter.

Voting by Non-Registered Shareholders

Only registered shareholders or persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting. However, in many cases, common shares of the Company (the “Shares”) beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “ Intermediary ”) that the Non-Registered Holder deals with in respect of the Shares, such as a bank, trust company, securities dealer or broker or trustee or administrator of self-administered RRSPs, RRIFs, RESPs or similar plans; or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of applicable securities laws, the Company has distributed copies of the Notice of Meeting, this Information Circular, the form of Proxy, and the reply card for use by shareholders who wish to receive the Company’s financial statements (collectively, the “Meeting Materials”) to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies, such as Broadridge Financial Solutions Inc. (“Broadridge”), to forward the Meeting

Materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

receive, as part of the Meeting Materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions provided by the Intermediary on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the internet); or

(b)

be given a form of Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of Proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete this form of Proxy and deposit it as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. Should a Non-Registered Holder who receives either a Proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the accompanying proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its service company.

In addition, there are two kinds of Non-Registered Holders - those who object to their name being made known to the issuers of securities which they own (called “OBOs”, for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs”, for Non-Objecting Beneficial Owners). Until September 2002, issuers (including the Directors and Officers of the Company) had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), however, after September 1, 2002, issuers could request and obtain a list of their NOBOs from intermediaries via their transfer agents. Prior to September 1, 2004, issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the corporation, except for the distribution of proxy-related materials directly to NOBOs. This was the first stage of the implementation of NI 54-101. Effective for shareholder meetings taking place on or after September 1, 2004, issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via Broadridge) to NOBOs. This is the second stage of the implementation of NI 54-101.

The Company has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scan-able Voting Instruction Form (“VIF”) from our transfer agent, Computershare Investor Services Inc. (“Computershare”). These VIFs are to be completed and returned to Computershare in the envelope provided. In addition, Computershare provides both telephone voting and internet voting services, as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

Voting Securities and Principal Holders of Voting Securities

The authorized capital of the Company consists of an unlimited number of common shares without par value, of which 136,314,970 are issued and outstanding as of April 21, 2008, which is the record date for notice of and voting at the Meeting. All registered shareholders as of April 21, 2008, will be entitled to vote at the Meeting. On a show of hands, each registered shareholder present in person or by proxy shall have one vote, and on a poll, each registered shareholder present in person or by Proxy shall have one vote for every share of which the registered shareholder is the registered shareholder on the record date for voting at the Meeting.

To the best of the knowledge of the Directors and executive officers of the Company, the only person who beneficially owns, directly or indirectly, or controls or directs, Shares carrying 10% or more of the voting rights attached to any class of voting securities of the Company as at April 21, 2008, is 3M Company (“3M”), which is the beneficial owner of 14,797,419 Shares which represents 10.9% of the issued and outstanding Shares and 10% of such Shares on a fully diluted basis.

Quorum and Votes Necessary to Approve Matters at Meeting

Under the Company’s articles of incorporation, quorum for the transaction of business at a general meeting is at least two registered shareholders present at the Meeting, in person or by Proxy, holding in the aggregate, not less than 5% of the issued shares entitled to vote at the Meeting.

In order to be validly approved, each of the matters, described herein, to be considered by shareholders at the Meeting must be approved by an ordinary resolution passed by those shareholders. An ordinary resolution means that the resolution must be approved by not less than a simple majority of the votes cast by the shareholders of the Company who voted in person or by proxy at the Meeting.

Particulars of Matters to be Acted Upon at the Meeting

Fixing the Number of Directors at Six

As management proposes a slate of six Directors, the shareholders of the Company will be asked to approve an ordinary resolution at the Meeting to set the number of Directors of the Company at six.

Election of Directors

The terms for all current Directors of the Company will expire at the Meeting. The six individuals named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a Director. Each Director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of the nominees for election as Directors, the city in which each is ordinarily resident, all offices of the Company now held by each of them, the period of time for which each has been a Director of the Company, the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, and their principal occupations during the past five years, as of April 21, 2008.

Name, Place of Residence and Office (1)	Period Served as Director	Number of Shares Owned or Controlled (2)	Principal Occupation for Past Five Years (1)
Richard J. Bastiani, PhD Los Gatos, CA, USA Director and Chairman of the Board	Since March 30, 2006	Nil	Retired since 1998 . Chairman of ID Biomedical Corp., a vaccine manufacturing company, from October 1996 to December 2005. Director of Abaxis, Inc. since 1995.
Richard K. Bear Yarrow Point, WA, USA Director	Since March 30, 2006	Nil

Chief Financial Officer of CRH Medical Corporation, a medical products and services company, from March 2006 to present. Chief Financial Officer of ID Biomedical Corp. from June 2002 to March 2006. Vice President and General Manager of XO Communications, Inc. from September 1995 to May 2002.

Anthony F. Holler, MD Vancouver, BC, Canada Director	Since March 30, 2006	1,617,166

CEO and Director of ID Biomedical Corp. from March 1991 to December 2005. Chairman of CRH Medical Corporation from December 2005 to present. Chairman of Corriente Resources Inc. from September 2003 to May 2006. Chairman of Inviro Medical Inc. from May 2006 to present. Retired since December 2005.

Todd R . Patrick Yarrow Point, WA, USA Director	Since March 30, 2006	1,158,997

President of ID Biomedical Corp. from June 1994 to January 2006. Director of ID Biomedical Corp. from May 2000 to December 2005. Director of Inviro Medical Inc. from January 2007 to present . Director of CRH Medical Corporation from May 2006 to present. Retired since January 2006.

Ian A. Webb Vancouver, BC, Canada Director	Since March 30, 2006	43,700	Partner at the law firm of Borden Ladner Gervais LLP (and predecessor Ladner Downs). Director of ID Biomedical Corp. from July 1997 to December 2005.
S. Wayne Kay Rancho Santa Fe, CA, USA Director and Chief Executive Officer	Since September 11, 2007	6,700	Executive Consulting Services from October 2004 to September 2007. President, Chief Executive Officer and Director of Quidel Corporation from January 2001 to October 2004.

Notes:

(1)	The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective Directors individually.

(2)

The information as to Shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually as of April 21, 2008.

The Board of Directors has established a number of standing committees, whose functions and mandates are described elsewhere in this Information Circular. The current members of the Company’s Compensation Committee are Dr. Anthony F. Holler and Todd R. Patrick. The current members of the Company’s Audit Committee are Richard K. Bear (Chair), Dr. Richard J. Bastiani and Todd R. Patrick. The current members of the Company’s Nomination and Corporate Governance Committee are Ian A. Webb (Chair), Dr. Anthony F. Holler, Todd R. Patrick and Richard K. Bear.

Appointment of Auditors

Unless otherwise instructed, the accompanying form of Proxy will be voted for the reappointment of Ernst & Young LLP as the auditors of the Company to hold office until the close of the next annual general meeting of the Company at a remunerations to be fixed by the Board of Directors. Ernst & Young LLP were first appointed auditors of the Company on June 14, 1995.

Approval of 2008 Stock Option Plan

The Company currently has a total of 10,061,925 stock options issued and outstanding under the terms of stock option plans approved by shareholders of the Company on June 19, 1996 (the “1996 Plan”) and on June 21, 2005 (the “2005 Plan”). These options represent 7.3% of the number of currently issued and outstanding Shares.

The Company has recently graduated from the TSX Venture Exchange (the “TSX-V”) to the Toronto Stock Exchange (the “TSX”). As such, the Company is now subject to the rules and regulations of the TSX and must ensure that, among other things, its stock option plan complies with the TSX rules applicable to those types of plans.

Accordingly, the Company is asking shareholders approve the adoption of a new stock option plan (the “2008 Plan”) by ordinary resolution at the Meeting. The 2008 Plan will be in substantially the same form as the 2005 Plan previously approved by Shareholders, with the following changes:

(a)

fix the maximum number of Shares issuable under the 2008 Plan at 17,000,000 less any Shares issued upon the exercise of options previously granted and currently outstanding under the 1996 Plan and the 2005 Plan. The maximum number of Shares issuable under these plans represents approximately 12.5% of the number of currently issued and outstanding Shares. It should be noted that shareholders previously authorized the Company to issue up to 17,000,000 Shares under the 2005 Plan. As such, the approval sought at the Meeting will not result in an overall increase in the maximum number of Shares issuable under the 1996, 2005 and 2008 Plans together but will simply ensure that any Shares otherwise issuable under the 1996 Plan or the 2005 Plan which are not actually issued upon the exercise of options granted under the those plans are transferred and available for issuance under the 2008 Plan;

(b)

include provisions which provide that, except where not permitted by the TSX, where an option expires during a Black-Out Period (as defined below) or within ten business days following the end of such Black-Out Period, the term of such options will be extended to the end of day that is ten business days following the end of the applicable Black-Out Period. For purposes hereof, a “Black-Out Period” is any period during which the Company’s policies prevent designated individuals (including holders of options under the 2008 Plan) from trading in the Company’s securities;

(c)

amend the definition of a “Consultant” who may receive options under the 2008 Plan to require only that such Consultant is engaged to provide services to the Company and is permitted under applicable regulatory requirements to receive options in reliance upon an exemption from applicable prospectus requirements;

(d)

provide limitations so that the number of Shares issuable under the 2008 Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, within a one-year period to any one optionee may not exceed: (i) 1% of the outstanding issue if such optionee is a non-employee Director of the Company; and, (ii) 5% of the outstanding issue for any other optionee. In addition, a number of other limitations on option grants contained in the 2005 Plan in order to comply with TSX-V requirements are deleted in the 2008 Plan;

(e)	grant to the Board the power and authority to make certain limited amendments to the 2008 Plan or any option issued thereunder without shareholder approval, including:

(i)	amendments of a “housekeeping” nature, including any amendment for the purpose of curing any ambiguity, error, inconsistency or omission in or from the 2008 Plan or any related option agreement;

(ii)	a change to the vesting provisions of an option;

(iii)	accelerating the expiry date of an option or amending the definitions contained within the 2008 Plan;

(iv)	amending or modifying the mechanics of the exercise of options (except with respect to the requirement that full payment be received for the exercise of options);

(v)	amendments that are necessary to comply with the provisions of applicable laws or the rules, regulations and policies of the TSX;

(vi)	amendments relating to the administration of the 2008 Plan;

(vii)	amendments that are necessary to suspend or terminate the 2008 Plan; and,

(viii)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations, and policies of the TSX);

(f)	expressly require shareholder approval for any of the following amendments to the 2008 Plan:

	(i)	amendments that increase the number of Shares issuable under the 2008 Plan, except in certain circumstances as contemplated in the 2008 Plan;

	(ii)	any reduction in the option price of an option if the optionee is not an insider of the Company at the time of the proposed amendment; and,

(iii)	amendments required to be approved by shareholders under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX);

(g)	expressly require disinterested shareholder approval for any of the following amendments to the 2008 Plan:

	(i)	amendments to the 2008 Plan that could result at any time in the number of Shares reserved for issuance under the Plan to insiders of the Company exceeding 10% of the outstanding issue;

	(ii)	amendments to the 2008 Plan that could result at any time in the granting to insiders, within a 12 month period, of a number of options exceeding 10% of the outstanding issue;

	(iii)	any reduction in the option price of an option if the optionee is an insider of the Company at the time of the proposed amendment; and,

	(iv)	amendments requiring disinterested shareholder approval under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX);

(h)

make certain technical amendments to ensure the 2008 Plan complies with the requirements of applicable United States tax laws and, in particular, to ensure that the Company has the ability to grant options to United States optionees which will be treated as “incentive stock options” for purposes of United States tax laws;

(i)	make certain minor “housekeeping” amendments to ensure the terms of the 2008 Plan are clear and operate as intended; and

(j)

provide additional limitations so that the number of Shares issuable under the 2008 Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, (i) to insiders of the Company, in aggregate, shall not at any time exceed 10% of the outstanding issue, and (ii) within a one year period to: (1) insiders of the Company, in aggregate, shall not exceed 10% of the outstanding issue; (2) any one option holder who is an insider (and associates of such insider) shall not exceed 5% of the outstanding issue; and (3) any non-employee director shall not exceed 1% of the outstanding issue.

The text of the ordinary resolution to approve the adoption of the 2008 Plan is set out in Schedule “A” to this Information Circular (the “Plan Amendment Resolution”). The Board of Directors has reviewed the terms of the proposed 2008 Plan and recommends that shareholders approve the Plan Amendment Resolution at the Meeting. In the absence of instructions to the contrary, the accompanying form of Proxy will be voted “For” this ordinary resolution.

For greater certainty, if the 2008 Plan is approved by shareholders at the Meeting, the 2005 Plan will continue in full force and effect for the sole purpose of governing options previously issued under the 2005 Plan. All options granted by the Company after approval of the 2008 Plan will be issued under, and governed by the terms of, the 2008 Plan.

A copy of the 2008 Plan will be available at the Meeting and can be obtained upon request to the Company’s Secretary at 1781 - 75th Avenue W, Vancouver, British Columbia, Canada V6P 6P2; Telephone (604) 456-6010; Facsimile (604) 456-6066; Email: rpilz@responsebio.com.

Executive Compensation

Set out below are particulars of compensation paid by the Company to the following persons (the “Named Executive Officers”):

(a)	the Company’s CEO;

(b)	the Company’s CFO;

(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an Officer of the Company at the end of the most recently completed financial year.

As at December 31, 2007, the Company had the following Named Executive Officers: S. Wayne Kay, Chief Executive Officer, William J. Radvak, former President and Chief Executive Officer, Robert G. Pilz, Vice President, Finance and Chief Financial Officer, Dr. Paul C. Harris, Vice President, Research and Development, and Reed W. Simmons, Vice President, Manufacturing.

Summary Compensation Table

The following table is a summary of compensation paid or payable to the Named Executive Officers for each of the Company’s three most recently completed financial years:

		Annual Compensation			Long-term Compensation
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)(5)
S. Wayne Kay Chief Executive Officer (1)	2007 2006 2005	107,016 Nil Nil	Nil Nil Nil	Nil Nil Nil	1,500,000 Nil Nil	Nil Nil Nil
William J. Radvak President and Chief Executive Officer (1)	2007 2006 2005	131,250 153,750 165,625	Nil Nil Nil	Nil Nil Nil	Nil 400,000 Nil	Nil Nil Nil

		Annual Compensation			Long-term Compensation
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)(5)
Duane A. Morris, Chief Operating Officer (2)	2007 2006 2005	198,593 Nil Nil	11,440 Nil Nil	Nil Nil Nil	1,000,000 Nil Nil	Nil Nil Nil
Robert G. Pilz Vice President, Finance and Chief Financial Officer (3)	2007 2006 2005	167,500 160,000 142,500	10,534 Nil Nil	Nil Nil Nil	100,000 Nil 225,000	Nil Nil Nil
Paul C . Harris, PhD Vice President, Research and Development	2007 2006 2005	194,633 202,899 175,246	39,378 Nil Nil	Nil Nil Nil	87,500 212,500 Nil	Nil Nil Nil
Reed W. Simmons Vice President, Manufacturing	2007 2006 2005	181,146 168,272 102,972	29,644 Nil Nil	Nil Nil Nil	Nil 175,000 Nil	Nil Nil Nil

(1)	S. Wayne Kay was appointed CEO replacing William J. Radvak as CEO effective September 11, 2007.

(2)	Duane A. Morris was appointed COO replacing Brian G. Richards as COO effective February 1, 2007.

(3)	Robert G. Pilz was appointed Vice President, Finance and Chief Financial Officer effective November 1, 2004.

(4)	Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus for any NEO unless otherwise noted.

Long-Term Incentive Plans

The Company has no long-term incentive plan in place and there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year. A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, stock appreciation rights or restricted share compensation.

Options Granted During the Most Recently Completed Financial Year

The following table sets out incentive stock options granted during the most recently completed financial year to Named Executive Officers:

NEO Name	Securities Under Options Granted (#)	Percentage of Total Options Granted to Employees in Financial Year	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security) (1)	Expiration Date
S. Wayne Kay	1,500,000	30.1%	1.07	1.07	September 11,
Duane A.	1,000,000	20.0%	0.67	0.67	February 5, 2012
Robert G. Pilz	100,000	2.0%	0.66	0.66	February 2, 2012
Paul C. Harris	87,500	1.8%	0.88	0.88	December 4, 2012

(1)	The Market Value is calculated as the closing market price of the Company’s shares on the TSX Venture Exchange on the day prior to grant date for each option.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed financial year as well as the financial year-end value of stock options held by the Named Executive Officers.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End Exercisable / Unexercisable ($) (1)
S. Wayne Kay	Nil	Nil	Nil / 1,500,000	Nil / Nil
Duane A. Morris	Nil	Nil	Nil / 1,000,000	Nil / 140,000
Reed W. Simmons	Nil	Nil	117,500 / 157,500	6,075 / 45,675
William J. Radvak	400,000	160,000	490,000 / 400,000	23,700 / 82,800
Robert G. Pilz	Nil	Nil	418,750 / 56,250	69,250 / 15,000
Paul C. Harris	125,000	101,250	137,500 / 212,500	20,125/ 37,125

(1)

In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year-end exceeds the option exercise price. The market value is calculated as the closing market price of the Company’s shares as at December 31, 2007, (i. e. financial year end) on the TSX Venture Exchange, which was $0. 81 less the exercise price for each option.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at the date of the Information Circular, of the Named Executive Officers serving at the end of the most recently completed financial year, S. Wayne Kay, Duane A. Morris and Dr. Paul C. Harris have employment agreements and Reed W. Simmons has a consulting agreement with the Company:

Employment Agreement - S. Wayne Kay

Effective September 11, 2007, we entered into an employment agreement with Mr. Kay pursuant to which he agreed to provide his services to the Company in the capacity of Chief Executive Officer for a term to continue until terminated. Under the agreement, Mr. Kay is paid an annual salary of US$350,000 equalized for taxes paid as a result of being employed by a Canadian versus US employer; is able to participate in the Company’s stock option plan, with an initial grant of an option to purchase up to 1,500,000 common shares of the Company; to participate in our employee medical, dental and life insurance plans; to be reimbursed for reasonable out of pocket expenses including commuting and accommodation costs of up to $2,000 per month; and, to earn incentive bonuses for up to 30% of his annual salary. The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal. The agreement further provides for a salary continuation equal to 12 months salary plus two additional months salary for each year he is employed by the Company up to a maximum of 18 months in the event that Mr. Kay’s employment is terminated without cause by the Company. In the situation where termination of Mr. Kay is as a result of a change of control of the Company, the agreement provides for a severance payment of 24 months salary. Within 30 days of a change of control of the Company, Mr. Kay may voluntarily terminate his employment by providing written notice of his termination to the Company.

Employment Agreement - Duane A. Morris

Effective February 1, 2007, we entered into an employment agreement with Mr. Morris pursuant to which he agreed to provide his services to the Company in the capacity of Chief Operating Officer for a term to continue until terminated. Under the agreement, Mr. Morris is paid an annual salary of US$200,000 and is able to participate in the Company’s stock option plan, with an initial grant of an option to purchase up to 1,000,000 common shares of the Company, to participate in our employee medical, dental and life insurance plans, to be reimbursed for reasonable out of pocket expenses, and to receive an automobile allowance of $500 per month as well as earn incentive bonuses for up to 25% of his annual salary. The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal. The agreement further provides for a severance payment equal to six months salary plus two additional months salary for each year he is employed by the Company up to a maximum of 18 months in the event that Mr. Morris’ employment is terminated without cause by the Company. In the situation where termination of Mr. Morris is as a result of a change of control of the Company, the severance payment is increased to 24 to 36 months salary depending on the timing of the termination following change of control. Within 30 days of a change of control of the Company, Mr. Morris may voluntarily terminate his employment by providing written notice of his termination to the Company.

Consulting Agreement - Paul C. Harris, PhD

Effective September 1, 2006, the Company entered into a consulting contract with Dr. Harris with a term ending August 31, 2008, under which Dr. Harris was paid a monthly consulting fee of US$15,000 based on specified average work days per month. The contract provided for Dr. Harris to earn a performance bonus during each 12-month period of the contract equivalent to 25% of the annualized amount of the monthly fee dependent upon the achievement of specific milestones deemed critical to the Company’s corporate objectives. Additionally, he was reimbursed for reasonable out of pocket expenses and participated in the Company’s stock option plan. Effective January 1, 2008, the Company and Dr. Harris agreed to terminate the consulting agreement and entered into an employment agreement pursuant to which Dr. Harris agreed to provide his services to the Company in the capacity of Vice-President, Research and Development for a term to continue until terminated. Under the agreement, Dr. Harris is paid an annual salary of US$214,300 and is able to participate in the Company’s stock option plan, participate in our employee medical, dental and life insurance plans, and be reimbursed for reasonable out of pocket expenses as well as earn incentive bonuses for up to 40% of his annual salary. The agreement provides for a severance payment of one month’s salary in the event that there is cause for dismissal. The agreement further provides for a severance payment equal to three months salary plus two additional months salary for each year he is employed by the Company up to a maximum of 12 months in the event that Dr. Harris’ employment is terminated without cause by the Company. In the situation where termination of Dr. Harris is as a result of a change of control of the Company, the severance payment is increased to 12 months salary. Within 30 days of a change of control of the Company, Dr. Harris may voluntarily terminate his employment by providing written notice of his termination to the Company.

Consulting Agreement - Reed W. Simmons

Effective October 1, 2006, the Company entered into a consulting contract Mr. Simmons with a term ending September 30, 2008, under which Mr. Simmons was paid a monthly consulting fee of US$14,000 based on specified average work days per month. The contract provided for Mr. Simmons to earn a performance bonus during each 12-month period of the contract equivalent to approximately 25% of the annualized amount of the monthly fee dependent upon the achievement of specific milestones deemed critical to the Company’s corporate objectives. Additionally, he was reimbursed for reasonable out of pocket expenses and participates in the Company’s stock option plan. Either the Company or Mr. Simmons may terminate the consulting agreement with 90 days written notice.

Compensation Committee

The Company’s Compensation Committee currently consists of Dr. Anthony Holler and Todd Patrick. The duties and responsibilities of this committee are set out below under the heading “Corporate Governance – Board Committees – Compensation Committee”.

Report on Executive Compensation

Historically, the compensation of executive officers has been comprised primarily of cash salary compensation and the allocation of incentive stock options. In 2007, the Company implemented a short-term incentive plan intended to focus and align the efforts of executive officers to deliver on key Company goals.

In establishing levels of remuneration and in granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration. Interested executives do not participate in reviews, discussions or decisions of the Board of Directors regarding this remuneration.

The general compensation philosophy of the Company for executive officers is to provide a level of compensation that:

  is competitive within the North American marketplace,
  will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, will provide long-term incentive compensation which aligns the interest of executives with those of shareholders, and, will provide long-term incentives to senior management whose actions have a direct and identifiable impact on the performance of the Company and who have material responsibility for development and implementation of long-range strategy.

The Company has a stock option plan, administered by the Board of Directors, for the granting of incentive stock options to the Officers, employees and Directors. The stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. In determining the number of options to be granted to the executive officers, the Compensation Committee takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the Toronto Stock Exchange, and closely align the interests of the executive officers with the interests of shareholders. Stock option grants are considered when reviewing executive officer compensation packages as a whole.

At the time of negotiating Mr. Kay's employment agreement dated September 11, 2007, the Company consulted market data for the Chief Executive Officer position from industry surveys and publicly available salary information of publicly-traded companies of like size and revenue bases. Based on this information, the Company and Mr. Kay agreed on a compensation package which the Board of Directors believes is consistent with the Company’s overall compensation philosophy.

Dr. Anthony Holler
Todd Patrick

Performance Graph

The following graph compares the yearly percentage change in the Company’s cumulative total shareholder return on its Shares with the cumulative total return of the S&P TSX Composite Index for each of the last five financial years.

Compensation of Directors

Effective January 1, 2008, non-management Board members receive an annual retainer of $12,000 and Board of Director meeting fees of $750 for local residents for local Board of Director meetings and $1,500 for non- local residents and meetings with no additional fees to be paid for committee meetings. Fees accrue from January 1, 2008 and are payable in cash quarterly beginning after the next financing of the Company. Prior to January 1, 2008, the Company had no standard arrangement pursuant to which Directors were paid a fee by the Company for their services in their capacity as Directors, other than the granting, from time to time, of incentive stock options and reimbursement of reasonable expenses incurred with respect to Board of Directors meetings. Strategic consulting services fees were incurred by our Company for extraordinary services provided by Dr. Anthony F. Holler, a member of the Board of Directors, in relation to financing activities including the planning and closing of a $12,000,000 private placement financing in July 2007. The full $250,000 fee has been paid.

In addition, the Company maintains a Directors’ and Officers’ Liability Insurance Policy covering a period of one year from December 17, 2007 (the “Policy Year”), with an aggregate limit on liability of US$5,000,000 to cover the Directors and Officers of the Company and its subsidiaries, individually and as a group. The deductible is $50,000 of any loss, except in the cases of losses arising in connection with US securities-related claims where the deductible is the first $150,000 of any loss. The Company paid aggregate premiums and fees of US$60,950 for such insurance for the Policy Year.

Other Option Grants

The following table sets out incentive stock options granted during the most recently completed financial year to Directors who are not also Named Executive Officers:

Securities Under Options Granted (#)	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security) (1)	Expiration Date
250,000	0.88	0.88	December 4, 2012

(1)	The Market Value is calculated as the closing market price of the Company’s shares on the TSX Venture Exchange on the day prior to grant date for each option.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth as at the year ended December 31, 2007, the number of securities authorized for issuance under the Company’s existing stock option plan which was approved by the shareholders of the Corporation on June 21, 2005, and approved as amended on June 22, 2006, and on June 14, 2007.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	10,578,375(1)	$0.75	2,417,337
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	10,578,375	$0.75	2,417,337

(1)

As at December 31, 2007, 10,578,375 options were outstanding with 2,417,337 shares remaining available for future issuance under the Plan, the difference from the total 17,000,000 available under the Plan is attributable to options that have been exercised.

Stock Options

The Board of Directors has the sole discretion to grant options to any executives, employees and consultants (collectively, the “Eligible Individuals”) on the terms set out in the 2008 Plan, provided no option may be granted to a consultant that is in the United States unless the consultant is a natural person providing bona fide services to the Company. As of the date of this Information Circular, there are currently 10,061,925 options issued and 17,000,000 Shares reserved for issuance pursuant to the valid exercise of options in the share capital of the Company, being 7.3% and 12.5% of the total outstanding issue, respectively. In any one-year period, insiders of the Company are entitled to, in aggregate, a maximum number of options equal to 10% of the outstanding issue. In any one-year period, any Eligible Individual is entitled to a maximum number of options equal to 5% of the outstanding issue.

The exercise price of an option is set by the Board of Directors in their sole discretion, subject to the requirement that the exercise price be no lower than market value. Market value is determined by the closing price of the Shares of the Company on its primary organized trading facility, or as determined to be fair value by the Board of Directors. Options granted under the 2008 Plan vest according to the vesting schedule of the respective option agreement, as determined by the Board of Directors, unless vesting is accelerated at the discretion of the Board of Directors. The expiry date of options shall be not later than the tenth anniversary of the date the options were granted.

The option holder’s entitlement to options which are granted under the 2008 Plan but which remain unexercised ceases upon the Eligible Individual no longer holding office, or when the employment of the Eligible Individual is terminated for any reason, including resignation. Options which are granted to any Eligible Individual also expire six months after death or disability of that Eligible Individual. Options are non-assignable, except in certain conditions related to death or disability.

The 2008 Plan, should it be adopted, may be amended as set out on pages 6 and 7 of this Information Circular. The Company does not provide financial assistance to participants under the 2008 Plan.

Corporate Governance

The Board is required to supervise the management of the business and affairs of the Company. In November 2006, the Board adopted a formal written mandate which defined its stewardship responsibilities. This mandate was prepared in light of the adoption of MI 52-110, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 58-201 - Corporate Governance Guidelines (“NI 58-201” and, together with NI 58-101, the “Corporate Governance Disclosure Rules”).

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders’ interests and maximizing shareholder value.

The Corporate Governance Disclosure Rules have established guidelines for effective governance of public companies. The Board is of the view that the Company’s system of corporate governance generally meets or exceeds these guidelines.

The Company’s corporate governance practices are compared with the NI 58-101 guidelines for effective corporate governance in Schedule “B” to this Information Circular.

Composition of the Board

The Board currently consists of six Directors, four of whom, Dr. Richard Bastiani, Richard Bear, Dr. Anthony Holler and Todd Patrick, qualify as independent Directors under MI 52-110, are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company. S. Wayne Kay is a Director who is not independent due to his management positions with the Company. Ian Webb is not independent due to the fact that he is a partner at a law firm that provides legal services to the Company on an ongoing basis.

Board Committees

The Board has established three committees: the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee. Each committee operates in accordance with the Board’s formal written mandate which defines its stewardship responsibilities. Committee members are appointed annually following the Company’s annual general meeting.

The following is a description of the composition and mandate for each of the committees of the Board.

Audit Committee

Pursuant to the provisions of the Business Corporations Act (British Columbia), the Company is required to have an audit committee, which, at the present time, is comprised of Richard K. Bear (Chair), (independent and financially literate), Dr. Richard J. Bastiani (independent and financially literate) and Todd R. Patrick (independent and financially literate).

The Audit Committee assists the Board of Directors in its oversight functions as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditors qualifications and independence. In this regard, the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls. The full text of the Audit Committee’s charter, which sets out its detailed responsibilities, is attached as Schedule “A” to the Company’s annual information form dated March 31, 2008.

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as follows: requests for services are normally made by the Company’s Chief Financial Officer to the Audit Committee; if approved by the Audit Committee, the request and approval are forwarded to the external auditors; and no matter the source of the request, the external auditors will confirm approval with the Chairman of the Audit Committee prior to initiating any non-audit services.

The aggregate fees billed by the Company’s external auditors in each of the last three fiscal years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees (1)	Tax Fees (2)	All Other Fees (3)
2007	$112,303	$200,993	$8,325	$Nil
2006	$88,085	$10,436	$8,880	$Nil
2005	$55,750	$12,230	$10,823	$Nil

(1)

Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”. In 2007, the amount includes $162,308 in fees related to assessing the Company’s compliance with the Sarbanes-Oxley Act.

(2)	Fees charged for tax compliance, tax advice and tax planning services.

(3)	Fees for services other than disclosed in any other column.

Compensation Committee

The current members of the Compensation Committee are Dr. Anthony Holler and Todd Patrick, both of whom are independent for purposes of the Corporate Governance Disclosure Rules.

The Compensation Committee provides, on behalf of the Board, review, oversight and approval of the Company’s policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-calibre senior management resources. The duties and responsibilities of the Committee are as follows:

  to review and make recommendations to the Board on the annual corporate goals and objectives related to the compensation of the CEO and other senior officers, to evaluate the performance of the CEO in light of these goals and objectives and to recommend the level of the different components of the CEO’s compensation based on the evaluation of the CEO’s performance and the competitive compensation paid to other CEOs in the relevant comparator group;

  in consultation with management, to determine the general compensation philosophy and oversee the development of compensation policies and programs for the Company;

  to make recommendations to the Board on the compensation of senior officers;

  to make recommendations to the Board on compensation generally;

  to determine, review and make recommendations to the Board on the Company’s short- term and long-term incentive plans (including without limitation, its stock option plan, if any) and to advise on their use, from time to time;

  to review and make recommendations to the Board on issues that may arise in relation to any senior officer employment contract;

  to make recommendations to the Board with respect to any severance or similar termination payments proposed to be made to any current or former senior officer;

  to deliver an annual report to shareholders on executive compensation; and,

  any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the Company’s compensation programs.

The Compensation Committee reviews and makes recommendations to the Board in respect of the overall compensation strategy, salary and benefits, and succession planning, of the executive officers of the Company. In addition, the Compensation Committee is responsible for reviewing any agreements with executive officers that may address retirement, termination of employment or special circumstances, and for the general compensation structure, policies and incentive programs of the Company, including the administration of the Company’s 2005 Plan, as defined above, and for delivering an annual report to shareholders on executive compensation. The Compensation Committee annually reviews and makes recommendations to the Board for approval with respect to annual and long-term corporate goals and objectives relevant for determining the compensation for the Chief Executive Officer and annually reviews the performance of the Chief Executive Officer to the goals and objectives established.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee of the Company is currently composed of Ian A. Webb (Chair), Dr. Anthony F. Holler, Todd R. Patrick and Richard K. Bear, the majority of whom are independent Directors. The duties and responsibilities of the Committee are as follows:

to oversee the effective functioning of the Board;

to oversee the relationship between management and the Board and to recommend improvements in such relationship to the Board;

to take initiatives, at such times as are desirable or necessary, to ensure that the Board can function independently of management, including without limitation, recommending to the Board:

o	mechanisms to allow Directors who are independent an opportunity to discuss issues in the absence of management; and,

o	to authorize the engagement of outside advisors including legal, accounting and financial advisors by individual Directors at the Company’s expense;

to periodically review and make recommendations to the Board with respect to:

o	the size and composition of the Board, with a view to promoting effectiveness and efficiency;

o	the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of Directors to the committees;

o	the appropriateness of the terms of the mandate and responsibilities of the Board;

o	with the assistance of the Compensation Committee, the compensation of the Directors in light of time commitments, comparative fees, risks and responsibilities;

o	the directorships held by the Company’s Directors and Officers in other corporations;

o	the Company’s nominees on the Boards of Directors of its subsidiaries;

o	the Chairman of the Board and the appropriateness of the duties and responsibilities of the Chairman of the Board;

to recommend nominees for election as Directors of the Company, taking into account the competencies, skills and personal qualities required to add value to the Company and the functioning of the Board and its committees; and, to carry out any other duties or responsibilities expressly delegated to the Committee by the Board and to undertake such other initiatives as are needed to assist the Board in providing efficient and effective corporate governance for the benefit of shareholders and other stakeholders of the Company.

Summary of Attendance of Directors

     The following table sets out the attendance of Directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended December 31, 2007:

Director	Board	Audit	Compensation	Nomination and Corporate Governance
	15 meetings	4 meetings	6 meetings	1 meeting
DR. RICHARD J. BASTIANI	13/15	3/4	N/A	N/A
RICHARD K. BEAR	14/15	4/4	N/A	1/1
DR. ANTHONY F. HOLLER	13/15	N/A	6/6	1/1
S. WAYNE KAY	2/15(1)	N/A	N/A	N/A
TODD R. PATRICK	14/15	4/4	6/6	1/1
IAN A. WEBB	15/15	N/A	N/A	1/1

(1)	Mr. S. Wayne Kay was appointed to the Board of Directors on September 11, 2007 and has attended all Board meetings since appointed.

Code of Ethical Conduct

As part of its stewardship responsibilities, in November 2006, the Board of Directors adopted a formal “Code of Business Conduct and Ethics” which was designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. The Code is applicable to all of the Company’s Directors, Officers and employees. The full text of the Code is available free of charge to any person upon request from the Company Secretary at 1781 - 75th Avenue W, Vancouver, British Columbia, Canada V6P 6P2; Telephone (604) 456-6010; Facsimile (604) 456-6066; Email: rpilz@responsebio.com.

Interest of Insiders in Material Transactions

None of the insiders of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of such insider or proposed nominee, has any direct or indirect material interest in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which materially affected or would materially affect the Company or any of its subsidiaries, other than as disclosed herein.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed herein, no Director, executive officer, nominee for election as a Director, or associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Indebtedness of Directors and Senior Officers

No Director, executive officer, nominee for election as a Director or associate of any such Director, executive officer or proposed nominee, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company.

Additional Information

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for the most recent fiscal year.

Shareholders may obtain a copy of the Company’s financial statements and management’s discussion and analysis upon request to the Company Secretary at 1781 - 75th Avenue W, Vancouver, British Columbia, Canada V6P 6P2; Telephone (604) 456-6010; Facsimile (604) 456-6066; Email: rpilz@responsebio.com.

DATED at Vancouver, British Columbia, the 21st day of April 2008.

BY ORDER OF THE BOARD

(signed) S. WAYNE KAY

SCHEDULE “A”

Proposed Text of Resolutions

Ordinary resolution of the Meeting approving the adoption of the Company’s 2008 Stock Option Plan.

WHEREAS:

A.

The Company wishes to adopt a new Stock Option Plan (the “ 2008 Plan ”), subject to requisite shareholder and regulatory approval, as described in the Information Circular delivered to shareholders in connection with this Meeting; and

B.	The substantial changes reflected in the 2008 Plan, as compared to the Company’s 2005 Stock Option Plan (the “ 2005 Plan”) are set out in the Company’s Information Circular.

BE IT RESOLVED that:

1.

The adoption of the 2008 Plan allowing for the issuance of a maximum of 17,000,000 common shares of the Company (less any shares issued upon exercise of options previously granted under both the Company’s existing 1996 Stock Option Plan and the 2005 Plan) is hereby approved and confirmed;

2.

Any one Director or Officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all acts and things, to settle the form of, execute, under the Company’s common seal or otherwise, and deliver all documents and instruments, to give all notices and to deliver, file with regulatory authorities or otherwise, and distribute, all documents and information which may, in the opinion of such person, be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument and the taking of any such action.

A-1

SCHEDULE “B”

CORPORATE GOVERNANCE DISCLOSURE

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices		Comments
1. Board of Directors
(a)	Disclose the identity of Directors who are independent.

The following members of the Board of Directors (the “Board ”) of Response Biomedical Corporation (the “Company ”) proposed for nomination as Directors are considered to be “independent”, within the meaning of the Corporate Governance Disclosure Rules:

Dr. Richard J. Bastiani – independent
Richard K. Bear – independent
Dr. Anthony F. Holler – independent
Todd R. Patrick – independent

(b)	Disclose the identity of Directors who are not independent, and describe the basis for that determination.	S. Wayne Kay – not independent – Chief Executive Officer of the Company Ian A. Webb – not independent – partner of a law firm providing ongoing legal services to the Company
(c)

Disclose whether or not a majority of Directors are independent . If a majority of Directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the Company’s Directors are independent. Four of the six persons nominated as Directors qualify as independent Directors for the purposes of the Corporate Governance Disclosure Rules .
(d)

If a Director is presently a Director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the Director and the other issuer.

Dr. Richard Bastiani – Director of Abaxis Inc.

Dr. Anthony Holler – Director of Corriente Resources, Inc. and Inviro Medical, Inc., and Chairman of the Board of CRH Medical Corporation.

Todd Patrick – Director of CRH Medical Corporation and Inviro Medical, Inc.

Ian A. Webb – Director of CRH Medical Corporation

(e)

Disclose whether or not the independent Directors hold regularly scheduled meetings at which non-independent Directors and members of management are not in attendance. If the independent Directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.

Non-management directors meet separately at regularly scheduled Board meetings and periodically as required. Ten (10) such meetings have occurred since January 1, 2007. The Board believes such meetings are sufficient to facilitate open and candid discussions.

(f)

Disclose whether or not the chair of the Board is an independent Director. If the Board has a chair or lead Director who is an independent Director, disclose the identity of the independent chair or lead Director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead Director that is independent, describe what the Board does to provide leadership for its independent Directors.

Richard Bastiani is the Chairman of the Board of Directors and is independent.
(g)	Disclose the attendance record of each Director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

Since January 1, 2007, the Board of Directors held nineteen (19) meetings . The attendance records of each of the Directors for the most recently completed financial year are set out on page 17 of the information Circular.

2. Board Mandate
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.		The Board has adopted a formal written mandate which defines its stewardship responsibilities . The terms of the Board of Directors Mandate are attached hereto as Exhibit 1 to this Schedule “B” .

3. Position Descriptions
(a)

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has adopted a written position description for the Chairman of the Board, titled “Duties and Responsibilities of the Chairman of the Board”. The Chairman of each committee has been provided with a mandate for the committee and has accepted leadership responsibilities for ensuring fulfilment of the applicable mandate. The Board believes that each Chairman is sufficiently skilled through education and experience to lead the respective committee.

(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has adopted a written position description for the Chief Executive Officer, titled “Duties and Responsibilities of the CEO”.
4. Orientation and Continuing Education
(a)

Briefly describe what measures the Board takes to orient new Directors regarding (i) the role of the Board, its committees and its Directors, and (ii) the nature and operation of the issuer’s business.

Management provides educational presentations and tours of the Company’s facilities to new Board members. In addition, the Company has developed a Board Manual, which outlines the salient information about the Company necessary for Directors to serve effectively. Most Board meetings are held at the Company’s premises, often including presentations by various functional areas, to give Board members additional insight into the business.

(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its Directors. If the Board does not provide continuing education, describe how the Board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors .

The Company supports and encourages Board members to engage in ongoing Director’s education in particular areas to maintain the skill and knowledge necessary to effectively perform their duties.

5. Ethical Business Conduct
(a)

Disclose whether or not the Board has adopted a written code for the Directors, Officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and, (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a Director or executive officer that constitutes a departure from the code.

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) governing Directors, Officers and employees. The Board monitors compliance with the Code by ensuring that all employees have read and understood the Code and by charging management with bringing to the Board’s attention any issues that arise with respect to the Code. There has been no conduct of a Director or executive officer that constitutes a departure from the Code, and no material change report in that respect has been filed.

(b)

Describe any steps the Board takes to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest.

Directors must disclose to the Chairman any instances in which they perceive they have a material interest in any matter being considered by the Board; and if it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the full Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.

(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Company’s Audit Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.

6. Nomination of Directors
(a)	Describe the process by which the Board identifies new candidates for Board nomination.

All members of the Board are tasked with recommending individuals they believe are suitable candidates for the Board. The Nomination and Corporate Governance Committee identifies, reviews the qualifications of and recommends to the Board possible nominees for election or re-election to the Board at each annual general meeting of the Company and identifies, reviews the qualifications of and recommends to the Board possible candidates to fill vacancies on the Board between annual general meetings. The Nomination and Corporate Governance Committee also periodically reviews and makes recommendations to the Board with respect to the composition of the Board. All members of the Nomination and Corporate Governance Committee (other than Ian Webb) are outside, non- management and independent Directors in accordance with the Corporate Governance Disclosure Rules. The Nomination and Corporate Governance Committee oversees the effective functioning of the Board and annually reviews and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of Directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.

(b)

Disclose whether or not the Board has a nominating committee composed entirely of independent Directors. If the Board does not have a nominating committee composed entirely of independent Directors, describe what steps the Board takes to encourage an objective nomination process.

(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
7. Compensation
(a)	Describe the process by which the Board determines the compensation for the issuer’s Directors and Officers.

The Company’s Compensation Committee, with the assistance of selected members of management, reviews overall compensation policies, compares them to the overall industry, and makes recommendations to the Board on the compensation of executive officers and the Board. The Compensation Committee is comprised of two Directors, each of whom is an independent Director for the purposes of the Corporate Governance Disclosure Rules. The Compensation Committee determines the salary and benefits of the executive officers of the Company, determines the general compensation structure, policies and programs of the Company, administers the Company’s stock option plans and delivers an annual report to shareholders on executive compensation. In addition, the Compensation Committee reviews and makes recommendations to the Board for approval with respect to the annual and long-term corporate goals and objectives relevant to determining the compensation of the CEO.

(b)

Disclose whether or not the Board has a compensation committee composed entirely of independent Directors. If the Board does not have a compensation committee composed entirely of independent Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s Directors and Officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

No compensation consultants have been retained.
8. Other Board Committees
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board may, from time to time, appoint additional committees to deal with particular issues but there are currently no additional standing committees.
9. Assessments

Disclose whether or not the Board, its committees and individual Directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual Directors are performing effectively.

The CEO is assessed each year on the basis of the objectives set out by the Board for his position, his performance throughout the year and his ability to execute on long-term strategy. The CEO is assessed first by the Compensation Committee and then by the Board as a whole. The Board has also appointed a Nomination and Corporate Governance Committee, which proposes and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of Directors to such committees; and, (iii) the appropriateness of the terms of the mandate and responsibilities of the Board. No formal assessments of existing Board members were carried out in 2007.

EXHIBIT 1 TO SCHEDULE “B”

Mandate and Responsibilities of the Board of Directors

(Adopted by the Board of Directors on November 10, 2006)

A. STEWARDSHIP RESPONSIBILITY

Subject to the Articles of Response Biomedical Corporation (the “Company”) and applicable law, the Board of Directors (the “Board”) of the Company has the responsibility to supervise the management of the business and affairs of the Company including without limitation a stewardship responsibility to:
1. oversee the conduct of the business of the Company;
2. provide leadership and direction to management;
3. evaluate management;
4. set policies appropriate for the business of the Company;
5. approve corporate strategies and goals; and,
6. nominate Directors.

The day-to-day management of the business and affairs of the Company is delegated by the Board to the Chief Executive Officer, (“CEO”). The Board will give direction and guidance through the CEO to management and the CEO will keep management informed of the Board’s evaluation of the senior officers in achieving and complying with established goals and policies.

B. COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Board shall:

	a.	before each annual general meeting, recommend nominees to the shareholders for election as Directors for the ensuing year;

	b.	identify, review the qualifications of, and approve candidates to fill vacancies on the Board between annual general meetings;

	c.	appoint such committees of the Board as it deems appropriate and appoint the chair of each committee;

	d.	establish the mandate, duties and responsibilities of each committee of the Board;

	e.	elect a Chairman of the Board and, when desirable, a Vice-Chairman of the Board, and establish their duties and responsibilities;

	f.	appoint a CEO of the Company and establish the duties and responsibilities of the CEO; and,

	g.	on the recommendation of the CEO, appoint the senior officers of the Company and approve the senior management structure of the Company.

2.

A principal responsibility of the Chairman of the Board is to manage, and act as the chief administrative officer of, the Board with such duties and responsibilities as the Board may establish from time-to-time.

3.

The Board shall meet not less than four times during each year and will endeavor to hold one meeting in each quarter generally. The Board will also meet at any other time at the call of the Chairman of the Board or, subject to the Articles of the Company, the CEO or any Director.

C. DUTIES AND RESPONSIBILITIES

The Board has the following specific duties and responsibilities:

1.

approve, supervise and provide guidance on the strategic planning process. The CEO and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long-term goals for the Company, which are to be reviewed and approved by the Board. The Board will provide guidance to the CEO and senior management team on the Company’s ongoing strategic plan. Based on the reports from the CEO, the Board will monitor the success of management in implementing the approved strategies and goals;

2.	identify the principal risks of the Company’s business and use reasonable steps to ensure the implementation of appropriate systems to manage these risks;

3.

use reasonable steps to ensure that the Company has management of the highest calibre. This responsibility is carried out primarily through the appointment of the CEO as the Company’s business leader. The Board will assess, on an ongoing basis, the CEO’s performance against criteria and objectives established by the Board from time to time. The Board will also use reasonable steps to ensure that the CEO has in place adequate programs to train, develop and assess the performance of senior management;

4.	keep in place adequate and effective succession plans for the CEO and senior management;

5.	place limits on management’s authority as may be determined advisable by the Board;

6.	oversee the integrity of the Company’s internal control and management information systems;

7.	monitor the Company’s communications policy;

8.	require that the Board be kept informed of the Company’s material activities and performance and take appropriate action to correct inadequate performance;

9.	approve all significant capital plans and establish priorities for the allocation of funds to ongoing operations and capital projects;

10.	approve all single expenditure items proposed by the Company exceeding $250,000 not provided for in any approved capital plan;

11.	provide for the independent functioning of the Board.

12.	adopt a formal code of business ethics that governs the behaviour of its Directors, Officers and employees and monitor compliance with the code of conduct and grant any waivers.

13.	provide advice and counsel to management on significant issues;

14.	review and approve any significant policies of the Company; and

15.	oversee the quality and integrity of the Company’s accounting and financial reporting systems, disclosure controls and internal controls.

The duties and responsibilities set out above do not extend, and are not to be interpreted as extending, the obligations and liabilities of the Directors beyond those imposed by applicable law and in each case are subject to the Articles of the Company and applicable law.